UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Elliot Bossen

Silverback Asset Management, LLC

1414 Raleigh Road

Chapel Hill, NC 27517

(919) 969-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Silverback Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,055,479 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,055,479 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,055,479 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes 13,708,341 shares of common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”) that may be issued upon conversion of the 912,980 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock (the “Convertible Preferred Stock”) beneficially owned by the Reporting Person. At any time on or after November 6, 2023, holders of shares of Convertible Preferred Stock shall have the option to convert all or a portion of their shares of Convertible Preferred Stock into shares of the Issuer’s Common Stock. The Convertible Preferred Stock contains automatic adjustment features to the conversion ratio including, among other things, an accruing payment-in-kind dividend feature. As of September 15, 2023, the last quarterly dividend date prior to November 6, 2023, the Convertible Preferred Stock will convert at a rate of $25.8371438 divided by $1.72076211.

(2)

Calculated based on 23,708,321 shares of Common Stock, which includes 13,708,341 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Elliot Bossen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,055,479 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,055,479 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,055,479 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Includes 13,708,341 shares of Common Stock that may be issued upon conversion of the 912,980 shares of Convertible Preferred Stock beneficially owned by the Reporting Person. At any time on or after November 6, 2023, holders of shares of Convertible Preferred Stock shall have the option to convert all or a portion of their shares of Convertible Preferred Stock into shares of the Issuer’s Common Stock. The Convertible Preferred Stock contains automatic adjustment features to the conversion ratio including, among other things, an accruing payment-in-kind dividend feature. As of September 15, 2023, the last quarterly dividend date prior to November 6, 2023, the Convertible Preferred Stock will convert at a rate of $25.8371438 divided by $1.72076211.

(2)

Calculated based on 23,708,321 shares of Common Stock, which includes 13,708,341 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

Explanatory Note

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of Silverback Asset Management, LLC, a Delaware limited liability company (“Silverback”) and Elliot Bossen, a citizen of the United States of America (together with Silverback, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Absent an earlier triggering event, on November 6, 2023, the Convertible Preferred Stock will become fully convertible into shares of Common Stock. Pursuant to applicable SEC rules, as of September 7, 2023, the Reporting Persons were deemed to beneficially own the Common Stock into which the Reporting Persons’ holdings of Convertible Preferred Stock will be convertible.

The Convertible Preferred Stock contains automatic adjustment features to the conversion ratio including, among other things, an accruing payment-in-kind dividend feature. Dividends accrue on each share of Convertible Preferred Stock at a rate of 9.00% per annum. Prior to the Exit Indebtedness Termination Date (as defined in the Certificate of Designation), no cash dividends may be declared or paid by the Issuer and accrued dividends are added to the liquidation preference on March 15, June 15, September 15, and December 15 of each year.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

(a)–(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

(c) There have been no transactions effected by the Reporting Persons during the past 60 days with respect to the Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

Pursuant to the Board Observer Agreement, Silverback designated an observer to the Issuer’s board of directors as of July 28, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2023

SILVERBACK ASSET MANAGEMENT, LLC

By:	/s/ Elliot Bossen
Name:	Elliot Bossen
Title:	Managing Member

ELLIOT BOSSEN

/s/ Elliot Bossen